                                                            EXHIBIT 99.(a)(1)(J)
                            [LOGO OF CHEAP TICKETS]

                                          August 23, 2001

Dear Stockholder:

     We are pleased to inform you that on August 13, 2001, Cheap Tickets, Inc. ("Cheap Tickets") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Cendant Corporation ("Cendant"), a Delaware corporation, and Diamondhead Acquisition Corporation ("Purchaser"), a Delaware corporation and wholly-owned subsidiary of Cendant. The Merger Agreement provides for the acquisition of Cheap Tickets by Cendant.

     Under the terms of the Merger Agreement, Purchaser has commenced today a tender offer to purchase all outstanding shares of Cheap Tickets common stock at a price of $16.50 per share, net to tendering stockholders in cash. The tender offer is currently scheduled to expire at 12:00 o'clock midnight, New York time, on Friday, September 21, 2001. Michael J. Hartley, the Executive Chairman of the Board of Cheap Tickets, has agreed with Cendant to tender his shares of Cheap Tickets common stock into the tender offer by Cendant. Following the successful completion of the tender offer, the Purchaser will be merged into Cheap Tickets and all shares of Cheap Tickets common stock not purchased in the tender offer (other than shares held by stockholders who perfect appraisal rights under Delaware Law, if applicable) will be converted into the right to receive in cash the same price per share as paid in the tender offer.

     Your Board of Directors has unanimously approved the Merger Agreement, the tender offer and the merger and has determined that the Merger Agreement, the tender offer and the merger are fair to and in the best interests of holders of Cheap Tickets' common stock. Accordingly, the Board of Directors recommends that you accept the tender offer and tender your Cheap Tickets stock to Purchaser pursuant to the tender offer.

     In arriving at their recommendations, the Board of Directors gave careful consideration to a number of factors that are described in the enclosed
Schedule 14D-9. Included as Schedule II to the Schedule 14D-9 is the written opinion, dated August 13, 2001, to the Board of Directors of CIBC World Markets Corp., Cheap Tickets' financial advisor, to the effect that, as of that date and based upon and subject to certain matters stated in such opinion, the $16.50 per share cash consideration to be received in the tender offer and the merger, taken together, by holders of Cheap Tickets common stock (other than Cendant and its affiliates) was fair, from a financial point of view, to such holders.

     Also accompanying this letter is a copy of Purchaser's Offer to Purchase and related materials, including a letter of transmittal for use in tendering your shares. These documents set forth the terms and conditions of Purchaser's tender offer and provide instructions as to how to tender your shares. We urge you to read each of the enclosed materials carefully.

                                          Very truly yours,

                                          /s/ Sam E. Galeotos
                                          Sam E. Galeotos
                                          Chief Executive Officer and
                                           President